SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 6, 2003

(Commission File No. 1-13546)

This report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8, as amended (File No. 333-109572)

to the extent not superseded by documents or reports subsequently filed or submitted by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F.  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: STMicroelectronics N.V.’s Third Quarter 2003:

•	Operating and Financial Review and Prospects

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, and Statements of Cash Flow and related Notes

•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets and Statements of Cash Flow and Notes thereto included elsewhere in this Form 6-K. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to those set forth below, see “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”, included in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the U.S. Securities and Exchange Commission on March 14, 2003 (the “Form 20-F”), and updated in our SEC filings from time to time, most recently in our Report on Form 6-K as submitted to the SEC on August 1, 2003. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net revenue and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to sales returns and allowances, allowances for doubtful accounts, inventory reserve, warranty reserves, goodwill and purchased intangible asset valuations, investments, restructuring costs, impairment of tangible and intangible assets, deferred income tax asset valuation allowances, litigation and other contingencies. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements.

•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at the time of shipment. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. The provisions are based on the latest historical data and expected evolution of market prices. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to worsen, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and we record a provision of 1.5% of total receivables. In addition, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.

•	Impairment of goodwill. Since January 1, 2002, goodwill acquired in business combinations has no longer been amortized and is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 28 of the Consolidated Financial Statements included in our Form 20-F. Potential impairment exists when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit and allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In assessing recoverability, we estimate the expected discounted future cash flows associated with the intangible assets and compare this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and therefore future adverse change in market conditions or operating results of businesses acquired not in line with our estimates may require impairment of certain intangible assets.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In assessing recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to their carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies. Potential impairment exists when the carrying value of a tangible asset exceeds the future cash flows expected to be generated by the use of the asset and its eventual disposition. In such case, an impairment charge is recognized for the excess of the carrying value over the fair value. We mainly use the discounted expected cash flow technique to estimate fair value. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants.

•	Inventories. Inventories are stated at the lower of cost or market value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on order backlog and the previous quarter’s sales and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, and if actual conditions are less favorable than the projected income assumptions, this would require additional inventory write-down charges, negatively impacting cost of sales and gross margin.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us to develop formalized plans for the exiting or disposing of certain activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for on-going benefit arrangements such as severance and outplacement costs, and other restructuring costs meeting the criteria for a liability as described above. Given the significance of, and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we continue to evaluate the business, there may be additional charges as well as changes in estimates of amounts previously recorded.

•	Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We will record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

•	Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. We will record a provision when we estimate that the claim could successfully be asserted. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Business Outlook

Year-over-year estimates of semiconductor industry data for the first nine months of 2003 indicate improved revenues from levels recorded for the first nine months of 2002, driven by a more favorable economic environment and, in the most recent quarter, by better pricing trends in certain product families.

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).

Based upon most recently published industry data, the semiconductor industry experienced year-over-year revenue increase of approximately 14.7% for the TAM in the first nine months of 2003 and of approximately 16.0% for the SAM during the same period. In the third quarter of 2003, the TAM increased approximately 17.5% year-over-year and approximately 13.7% sequentially, mainly driven by strong revenue increases in PC motherboard devices such as MPU and DRAM product families (in which we do not participate) which benefited from a favorable back-to-school season for sales of personal computers. The estimates for the SAM indicate an increase of approximately 13.0% in the third quarter of 2003 compared to the same period of 2002 and an increase of approximately 8.8% sequentially.

Based upon most recently published industry data, our year-over-year net revenue performance for the first nine months of 2003 was lower than the SAM. Our net revenues for the first nine months of 2003 were $5,124 million, 13.1% above the $4,532 million reported for the first nine months of 2002. Our net revenues for the 2003 third quarter were $1,803 million, a 6.0% sequential increase over the second quarter of 2003 revenues of $1,702 million and 9.6% above 2002 third quarter revenues of $1,645 million. We achieved solid sequential and year-over-year revenue increase both in the first nine months and in the third quarter of 2003; however, these results have been primarily driven by unit demand rather than the pricing leverage needed to raise profitability levels, due to the difficult industry conditions in terms of capacity utilization, which persisted during the period.

Our third quarter net revenues were driven by double-digit sequential increases in digital consumer applications and Flash memory products. In the third quarter of 2003, higher revenue levels translated into a sequential improvement in gross profit; however, gross margin decreased from the prior quarter to 35.1%, reflecting the difficult pricing environment and the lower utilization rate, which characterized the first half of the third quarter. Increased orders for shipment in the fourth quarter kept inventory levels constant with those of the prior quarter, while inventory turns (calculated based on annualized rolling quarterly cost of sales divided by inventory value) increased. The increase in gross profit did not translate into sequential increases in operating income and net income because of $193 million in special charges before tax booked in the third quarter of 2003 ($130 million after tax) related to impairment, restructuring charges and other related closure costs in line with the previously announced restructuring plan. Approximately $151 million represented non-cash charges. As a result of these charges, we posted an operating loss of $64 million and net loss of $50 million, or $0.06 per share for the third quarter of 2003. Developed to safeguard and increase cost competitiveness and enhance capacity, the restructuring plan calls for the migration of approximately 60% of our European and U.S. 150mm wafer production either to finer geometry 200mm wafer fabs or to our 150mm wafer fabs in Singapore. To effect this restructuring, we have announced plans to discontinue production at our 150mm fab in Rennes, France in March 2004, to close as soon as operationally feasible our 150mm wafer pilot line in Castelletto, Italy, and to downsize by approximately one-half our 150mm wafer fab in Carrolton, Texas. Furthermore, our 150mm wafer fab production in Agrate, Italy, and Rousset, France will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next eighteen months and result in a total pre-tax charge of approximately $350 million ($240 million after-tax), of which an estimated 50% will represent non-cash items. As noted above, of the total charge, $193 million ($130 million after-tax) was incurred in the 2003 third quarter. The approximately $157 million in pre-tax charges ($110 million after-tax) that were not recorded in the 2003 third quarter will be taken as incurred, in conjunction with the plan’s evolution. We estimate that annualized after-tax cost savings at the completion of the plan will be approximately $120 million.

We continued to make investments to reinforce our leadership position as the market recovery evolves. This involves increased product design and development activities, new patent filings and marketing programs to address key customers as well as the integration of recent acquisitions.

Our profitability in the first nine months of 2003 was negatively affected by the following operating and non-operating factors:

•	Operating factors:

-	Negative pricing trends due to the industry’s manufacturing overcapacity;

-	The impact of the U.S. dollar exchange rate against the euro and other currencies;

-	Our determination to continue to invest in research and development and other strategic programs;

•	Non-operating factors:

-	The impairment, restructuring charges and other related closure costs related to our previously announced restructuring plan;

-	The loss in extinguishing convertible debt aimed in restructuring our debt at substantially lower average cost.

In the third quarter of 2003, we reduced interest expense and extended the maturity of certain long-term debt. We raised gross proceeds of $1.4 billion by issuing Zero Coupon Senior Convertible Bonds due 2013, with a negative yield of 0.5%. A large portion of the proceeds was used to repurchase additional existing Zero Coupon Senior Convertible Bonds due 2010 and yielding 3.75%. As a result of the repurchases, we expect to benefit from interest expense savings of $15 million for the full year 2003 and approximately $34 million in 2004.

Maintaining liquidity remains a priority and we believe our strong cash position and low debt-to-equity ratio provide us with important financial flexibility.

Looking ahead, our backlog and order rates for the fourth quarter of 2003 show solid sequential growth in end market demand. Thus, we currently expect our fourth quarter of 2003 revenues to increase by 6% to 12% on a sequential basis, representing a 7% to 13% improvement over the fourth quarter of 2002. On a constant currency basis, based on an exchange rate in effect at the close of the third quarter of 2003, gross margin is expected to be within the previously announced 36% to 37% range, after the effect of the recent black-out in Italy, which will penalize our fourth quarter gross margin by approximately 50 basis points.

On a longer term basis, we believe that we are very well positioned to benefit from the industry’s projected growth rate for 2004, which is expected to approximate 18%, and to be driven by further increases in silicon pervasion, higher levels of corporate spending worldwide and an improved balance in the industry between capacity and demand. Building upon our full year 2003 capital expenditures of approximately $1.2 billion, our 2004 capital expenditures will increase by about 33% to an estimated $1.6 billion, of which over 50% will be allocated to strategic research and development programs and leading-edge technologies.

Other Developments

On July 29, 2003, we announced the sale of up to $1.4 billion aggregate principal amount at issuance of negative-yield Zero Coupon Senior Convertible Bonds due 2013 (our “2013 bonds”) in the international capital markets. On August 5, 2003, we issued $1,217 million aggregate principal amount at issuance of 2013 bonds, which constitute our direct, unsubordinated and unsecured obligations, carry a zero coupon and are subject to decretion in the amount due upon redemption or at maturity to produce a negative yield of 0.5% on a semi-annual bond equivalent basis. On August 26, 2003, we issued an additional $183 million aggregate principal amount at issuance of 2013 bonds, pursuant to the exercise in full of the increase option granted to the managers of the 2013 bond offering, raising total gross proceeds to $1.4 billion. The holder of each 2013 bond will be entitled to convert each 2013 bond into our common shares until maturity on July 5, 2013. We may redeem the 2013 bonds at their decreted value, in whole or in part, at any time from August 20, 2006 subject to our share price exceeding 130% of the results of the then-applicable conversion price (i.e., $1,000 divided by the then-applicable conversion rate). Investors may require us to redeem the 2013 bonds on August 5, 2006 at 98.509%, on August 5, 2008 at 97.528% and on August 5, 2010 at 96.556%. The total amount of shares corresponds to a maximum of 41.9 million underlying common shares, subject to adjustments. The conversion price is $33.43, equating to approximately a 55% premium above the average closing price of our shares on Euronext Paris and the Italian Stock Exchange on July 29, 2003. A large portion of the proceeds was used to repurchase additional existing outstanding 3.75% Zero Coupon Senior Convertible Bonds due 2010 (our “2010 bonds”).

As a result of these transactions, we expect to benefit from interest expense savings of $15 million for the full year 2003 and approximately $34 million in 2004.

On August 12, 2003, Finmeccanica Finance S.A., a subsidiary of Finmeccanica, one of our largest shareholders, issued €438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the ”Finmeccanica notes”). On September 2, 2003, Finmeccanica Finance S.A. issued an additional €62,675,000 of Finmeccanica notes, raising the issue size to €501,400,000. The Finmeccanica notes are exchangeable into up to 20 million of our existing common shares held by STMicroelectronics Holding II B.V. beginning on January 2, 2004.

On September 8, 2003, we reported that we had repurchased an additional $940 million of our 2010 bonds, representing 43.81% of the total amount originally issued, for a total amount paid of $737 million. The repurchased 2010 bonds were cancelled in accordance with the terms of the indenture. As a result of this additional repurchase, we incurred a non-operating pre-tax charge of approximately $22 million in the third quarter of 2003. Based on market interest rates, however, we estimate this transaction to result in savings of approximately $7 million in interest expense in the second half of 2003 and a further estimated savings of approximately $20 million in interest expense for 2004. This represents the third bond buy-back effected by us this year. To date, we have repurchased approximately $1,583 million of our 2010 bonds, representing 73.77% of the total amount originally issued, for a total amount paid of approximately $1,233 million. As a result of all these repurchases, we incurred a total pre-tax charge of approximately $37 million in the first nine months of 2003. As a result of these transactions, based upon market interest rate, we expect to benefit from interest expense savings of $15 million for the full year 2003 and approximately $34 million in 2004. We may proceed with additional future repurchases of our 2010 bonds in accordance with applicable laws, regulations and stock exchange requirements.

On September 15, 2003, our share registrar transferred nine million shares from the account of our principal shareholder, STMicroelectronics Holding II B.V. (“ST Holding II”), to a special account at Euroclear France. On November 6, 2003, we were informed that ST Holding II recently sold on the market, in several transactions, a total of 5.5 million shares, or approximately 0.6%, of our issued and outstanding common shares, held in that account. The sales were made as permitted by the shareholders’ agreement dated December 10, 2001, in compliance with current stock exchange regulations, and corresponded to indirect shareholdings held by Finmeccanica S.p.A.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICSs”), full custom devices and semicustom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. Our principal resource allocation decisions based on the Semiconductors business area are for ongoing expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. We manage our semiconductor products in four segments, following our four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the “Groups”). We manage our revenues and internal operating income performance based on these segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecom, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).

The following tables present our internal net revenues and operating income (loss) by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we are using certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain items of costs are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs, certain corporate level operating expenses, as well as certain other miscellaneous charges.

	Three Months Ended		Nine Months Ended
	September 28	September 27	September 28	September 27
	2002	2003	2002	2003
	(in millions, unaudited)
Net revenues:
Telecommunications, Peripherals and Automotive	$816	$797	$2,203	$2,367
Discrete and Standard ICs	283	302	768	874
Memory Products	253	351	734	900
Consumer and Microcontroller	267	338	755	933
Others(1)	26	15	72	50

Total	$1,645	$1,803	$4,532	$5,124

(1)	Includes revenues from sales of subsystems and other products not allocated to product groups.

	Three Months Ended		Nine Months Ended
	September 28	September 27	September 28	September 27
	2002	2003	2002	2003
	(in millions, unaudited)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive	$155	$122	$434	$395
Discrete and Standard ICs	40	43	99	90
Memory Products	(8)	(8)	(4)	(47)
Consumer and Microcontroller	18	29	36	49

Total operating income of product groups	205	186	565	487
Others(2)	(20)	(250)	(173)	(306)

Total operating income (loss)	$185	$(64)	$392	$181

(2)	Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.

	Three Months Ended		Nine Months Ended
	September 28	September 27	September 28	September 27
	2002	2003	2002	2003
	(in millions, unaudited)
Reconciliation to consolidated operating income (loss):
Total operating income of product groups	$205	$186	$565	$487
Strategic and other research and development programs	(18)	(21)	(74)	(38)
Start-up costs	(8)	(17)	(46)	(37)
Impairment, restructuring charges and other related closure costs	(11)	(193)	(30)	(193)
Subsystems	1	(2)	2	2
Other non-allocated provisions	16	(17)	(25)	(40)
Total operating income (loss) of Others	(20)	(250)	(173)	(306)

Total	$185	$(64)	$392	$181

Net Revenues by Location of Order Shipment, by Customers’ Region of Origin and by Product Family

The table below sets forth information on our net revenues by location of order shipment, by customers’ region of origin and by product family:

	Three Months Ended		Nine Months Ended
	September 28	September 27	September 28	September 27
	2002	2003	2002	2003
	(in millions, unaudited)
Net Revenues by Location of Order Shipment:(1)
Europe	$469	$495	$1,312	$1,456
North America	242	234	671	695
Asia/Pacific	701	820	1,970	2,252
Japan	85	85	194	243
Emerging Markets	148	169	385	478

Total	$1,645	$1,803	$4,532	$5,124

Net Revenues by Customers’ Region of Origin:(1)
Europe	$712	$819	$1,934	$2,322
North America	532	492	1,502	1,468
Asia/Pacific	211	301	609	803
Japan	144	122	358	357
Emerging Markets	46	69	129	174

Total	$1,645	$1,803	$4,532	$5,124

Net Revenues by Product Family:
Differentiated Products	$1,146	$1,238	$3,158	$3,549
Standard & Commodities	95	85	267	269
Micro & Memories	201	250	562	656
Discretes	203	230	545	650

Total	$1,645	$1,803	$4,532	$5,124

(1)	As an example of revenues classified by location of order shipment, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues. As an example of revenues classified by customers’ region of origin, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as North America revenues.

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	Three Months Ended		Nine Months Ended
	September 28 2002	September 27 2003	September 28 2002	September 27 2003
	(unaudited)		(unaudited)
Net sales	99.3%	100.0%	99.3%	100.0%
Other revenues	0.7	0	0.7	—

Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(63.0)	(64.9)	(63.9)	(64.8)

Gross profit	37.0	35.1	36.1	35.2
Selling, general and administrative	(9.9)	(10.6)	(10.2)	(10.9)
Research and development	(15.7)	(16.7)	(16.3)	(17.2)
Other income and expenses, net	0.5	(0.6)	(0.3)	0.2
Impairment, restructuring charges and other related closure costs	(0.7)	(10.7)	(0.7)	(3.8)

Operating income (loss)	11.2	(3.5)	8.6	3.5
Interest expense, net	(1.2)	(0.7)	(1.1)	(0.9)
Equity in loss of joint venture	(0.2)	(0.0)	(0.2)	0.0
Loss on extinguishment of convertible debt	—	(1.2)	—	(0.7)
Income (loss) before income taxes and minority interests	9.8	(5.4)	7.3	1.9
Income tax expense	(1.8)	2.7	(1.3)	0.3
Income (loss) before minority interests	8.0	(2.7)	6.0	2.2
Minority interests	—	(0.1)	(0.1)	(0.1)

Net income (loss)	8.0%	(2.8)%	5.9%	2.1%

Third Quarter of 2003 vs. Third Quarter of 2002

During the third quarter of 2003, according to most recently published estimates of industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 17.5% for the total available market (“TAM”) and of approximately 13.0% for our serviceable available market (“SAM”); on a sequential basis compared to the second quarter of 2003, revenues increased approximately 13.7 % for the TAM and approximately 8.8% for the SAM. During the third quarter of 2003, we reported a 9.6% revenue increase compared to the third quarter of 2002, and a sequential increase of 6.0% compared to the second quarter of 2003.

Net revenues. Net sales increased by 10.4% to $1,803 million in the third quarter of 2003 from $1,633 million in 2002 third quarter, and increased sequentially by 5.9% from $1,702 million in the second quarter of 2003. On a year-over-year basis, the increase in our net sales in the third quarter of 2003 was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 7.9% due to the continuing industry wide pricing pressure. Other revenues were largely below last year’s level because the prior contract for co-development services was terminated in December 2002. Net revenues increased 9.6%, from $1,645 million in the 2002 third quarter to $1,803 million in the third quarter of 2003.

The Telecommunications, Peripherals and Automotive Groups’ (“TPA”) net revenues decreased by 2.4% compared to the third quarter of 2002, primarily as a result of a decline in selling prices. Revenues increased in Automotive while sales in Peripherals and Telecommunications were down. The Discrete and Standard ICs Group’s (“DSG”) net revenues increased by 7.0% on a year-over-year basis due mainly to an increase in volumes of Discrete and Transistors. The Memory Products Group’s (“MPG”) net revenues increased by 39.0% compared to the third quarter of 2002 as a result of an increase in volume and a more favorable product mix, particularly in Flash and Smart cards, while prices substantially declined. MPG’s 2003 third quarter revenues benefited from the acquisitions of Incard and PWI, which contributed $21 million in sales. The Consumer and Microcontroller Groups’ (“CMG”) net revenues increased 26.3% compared to the third quarter of 2002, mainly due to a strong increase in sales volumes in digital consumer products in our Set-top Box division and in cameras for cellular phones in our Imaging division. All product groups experienced declines in selling prices, particularly for standard products.

Compared to the second quarter of 2003, all major products groups recorded sequential revenue increase. MPG and CMG were the major contributors posting sequential revenue increases of 22.5% and 8.1%, respectively. TPA and DSG revenues were up 1.6% and 1.0%, respectively, over the second quarter of 2003.

During the third quarter of 2003, we maintained our focus on differentiated ICs, which account for revenues of $1,238 million, or 68.6% of our net revenues, compared to 69.7% in the third quarter of 2002. Such products foster close relationships with customers, resulting in knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, represented 47.7% of our net revenues in the third quarter of 2003 compared to 53.8% of net revenues in the third quarter of 2002, while discrete devices accounted for 12.8% of our net revenues in the third quarter of 2003, compared to 12.3% of net revenues in the third quarter of 2002. Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well. With the exception of Standard and Commodities, which accounted for only 4.7% of third quarter revenues, all product families had solid sequential revenues increases over the prior quarter. Micro and Memories were up 21.4%, Differentiated were up 5.0% and Discretes were up 4.0%.

In the third quarter of 2003, 45.4% of our revenues came from customers whose region of origin was Europe; 27.3% North America; 16.7% Asia/Pacific; 6.8% Japan; and 3.8% Emerging Markets. In terms of customers’ region of origin, Asia/Pacific, Europe and Emerging Markets posted solid year-over-year revenue gains, increasing 3.9%, 2.2% and 1.0%, respectively, while North America decreased by 5.1% and Japan decreased by 2.0%. By location of order shipment, 45.4% of our 2003 third quarter revenues came from orders shipped to Asia/Pacific; 27.5% to Europe; 13.0% to North America; 9.4% to Emerging Markets; and 4.7% to Japan.

During the third quarter of 2003, we had several large customers, with the largest one, the Nokia Group of companies, accounting for 17.3% of our revenues. Our top ten customers accounted for approximately 47.2% of our net revenues for the period.

Gross profit. Our gross profit increased by 3.8%, from $609 million in the third quarter of 2002 to $632 million in the third quarter of 2003. As a percentage of net revenues, gross profit decreased from 37.0% in the third quarter of 2002 to 35.1% in the third quarter of 2003. This decrease was mainly due to strong pricing pressure on our net sales and to the sharp year-over-year decline of the value of the U.S. dollar. These factors were partially compensated for by overall improved manufacturing performances and product mix. The impact of changes in foreign exchange rates on gross profit in the third quarter of 2003 compared to the third quarter of 2002 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 17.8% from $163 million in the third quarter of 2002 to $191 million in the third quarter of 2003. This increase was largely due to the depreciation of the U.S. dollar. In the third quarter of 2003, we maintained the cost-control programs initiated in 2001 and further developed during 2002 and 2003. Sequentially, selling, general and administrative expenses remained basically flat at the level of the $191 million of the prior quarter, due mainly to the seasonality effects in most of our sites. As a percentage of net revenues, selling, general and administrative expenses, in the third quarter of 2003, in the previous quarter and in the third quarter of 2002 were 10.6%, 11.2% and 9.9% respectively.

Research and development expenses. Research and development expenses increased 17.4%, from $258 million in the third quarter of 2002 to $302 million in the third quarter of 2003. This increase resulted primarily from the impact of the U.S. dollar decline and to greater spending in product design and technology for our core activities, including new projects such as the expansion of our activities in new emerging markets and as a result of acquisitions. We continued to invest heavily in research and development during the third quarter of 2003, and we increased our research and development staff by approximately 760 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses, in the third quarter of 2003, in the previous quarter and in the third quarter of 2002 were 16.8%, 17.5% and 15.7% respectively.

Other income and expenses, net. Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the third quarter of 2003, the net effect of these items resulted in expense of $10 million compared to income of $8 million in the third quarter of 2002. This increase in expense was primarily due to higher start-up costs associated to the new 300mm pilot line in Crolles2. The main items recorded in the third quarter of 2003 were income of $16 million for research and development funding, expense of $17 million for start-up costs, mainly for our new 300mm fabs in Crolles2 and Catania M6 and $9 million of other miscellaneous expenses. Start-up costs in the third quarter of 2002 were approximately

$8 million and were mainly related to the manufacturing activities in our new 200mm fabs in Italy and in France.

Impairment, restructuring charges and other related closure costs. In the third quarter of 2003, we recorded a $193 million charge for impairment, restructuring charges and other related closure costs, out of which $148 million related to impairment of tangible assets, mainly associated with our 150mm restructuring plan (see “Business Outlook”), $6 million for impairment of intangible assets and investments, $36 million of restructuring charges related to workforce termination benefits and $3 million for other restructuring charges. In the third quarter of 2002, we recorded a charge of $11 million, mainly related to decommissioning costs, retention bonuses and contract obligations incurred as a consequence of the closure of our fabs in Ottawa, Canada and Rancho Bernardo, California.

Operating income (loss). Operating income decreased from income of $185 million in the third quarter of 2002 to an operating loss of $64 million in the third quarter of 2003. The operating loss was caused by the $193 million of impairment, restructuring charges and other related closure costs incurred in the third quarter of 2003. Before impairment, restructuring charges and other related closure costs, we posted 2003 third quarter operating income of $129 million (see Supplemental Disclosures Regarding non-GAAP Income Information (unaudited)). This amount was a decrease of approximately 30% from operating income of $185 million registered in the third quarter of 2002, mainly due to the impact of declining selling prices and the significant decline of the U.S. dollar exchange rate against the euro and other currencies. The impact of changes in foreign exchange rates on operating income in the third quarter of 2003 compared to the third quarter of 2002 was estimated to be substantially unfavorable because the decline of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on costs were significantly higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the third quarter of 2003, operating income for our Telecommunications, Peripherals and Automotive Groups decreased to $122 million from $155 million in the third quarter of 2002. Operating income for our Discrete and Standard ICs increased to $43 million in the third quarter of 2003 from $40 million in the third quarter of 2002, and operating income for our Consumer and Microcontroller Groups increased to $29 million in the third quarter of 2003 from $18 million in the third quarter of 2002, while the Memory Product Group registered an operating loss of $8 million in the third quarter of 2003 equivalent to its operating loss of $8 million in the third quarter of 2002. The improvements in the operating results of CMG and DSG were mainly driven by higher volume and improved mix of sales. Deterioration of operating results was mainly due to the decline in selling prices caused by difficult market conditions, particularly for standard products, and to higher cost of sales and operating expenses due to the declining value of the U.S. dollar.

Interest expense, net. Interest expense, net decreased significantly to $12 million in the third quarter of 2003 compared to $20 million in the third quarter of 2002 as a result of the transactions related to the offering of the new negative-yield Zero Coupon Senior Convertible Bonds due 2013 and to the repurchase of a large portion of our existing 3.75% Zero Coupon Senior Convertible Bonds due 2010, which significantly reduced our interest expense. Our interest income on our available cash decreased from $11 million in the third quarter of 2002 to $8 million in the third quarter of 2003 as a result of the sharp decline in U.S. dollar-denominated interest rates. Interest expense, which is mainly related to our long-term debt comprised primarily of outstanding convertible bonds issued at fixed rates, decreased to $20 million in the third quarter of 2003 from $31 million in the third quarter of 2002 due to the repurchase of approximately 73.77% of the total amount originally issued of our 2010 bonds, which took place during the first nine months of 2003.

Equity in loss of joint venture. During the third quarter of 2003, we did not register any loss with respect to SuperH, Inc., the joint venture we formed with Hitachi, Ltd. in 2001, because the cumulated losses exceeded our total investment, while in the third quarter of 2002 we incurred a net loss of $4 million on that investment.

Loss on extinguishment of convertible debt. In the third quarter of 2003, we recorded a non-operating pre-tax charge of $22 million related to the repurchase of approximately $940 million of the aggregate principal amount at maturity of our 2010 bonds. This charge included the price paid in excess of the bonds’ accreted value for an amount of approximately $18 million and the non-cash write-off of approximately $4 million for the related capitalized offering expenses.

Income tax expense. In the third quarter of 2003, we had an income tax benefit of $49 million due to the impact of impairment, restructuring charges and other related closure costs booked in the quarter, which resulted in a loss before income taxes and minority interests. In the third quarter of 2002, we had income tax expense of $29 million. Before impairment, restructuring charges and other related closure costs, the effective tax rate was 15.0% in the third quarter of 2003 compared to 18.0% in the third quarter of 2002.

Net income. For the third quarter of 2003, we reported a net loss of $50 million compared to a profit of $131 million for the third quarter of 2002 and a profit of $80 million for the second quarter of 2003. The loss in the third quarter of 2003 resulted from $130 million after-tax charges for impairment, restructuring charges and other related closure costs and $22 million in charges related to the repurchase of 2010 bonds. Basic and diluted loss per share for the third quarter of 2003 was $0.06, compared to basic and diluted earnings of $0.15 per share for the third quarter of 2002 and basic and diluted earnings of $0.09 per share for the second quarter of 2003. Excluding the impact of impairment, restructuring charges and other related closure costs, and the loss on extinguishment of convertible debt, net of their tax impact, net earnings and EPS were $101 million, or $0.11 per diluted share for the first quarter of 2003, $86 million, or $0.10 per diluted share in the second quarter of 2003 and $141 million, or $0.16 per diluted share in the third quarter of 2002 (see Supplemental Disclosures Regarding non-GAAP Income Information (unaudited)).

First Nine Months of 2003 vs. First Nine Months of 2002

During the first nine months of 2003, according to most recently published estimates of industry data, the semiconductor industry experienced a year-over-year increase in revenues of 14.7% for the TAM and approximately 16.0% for the SAM. During the first nine months of 2003, our net revenues registered a 13.1% increase compared to the first nine months of 2002.

Net revenues. Net sales increased by 13.8% from $4,499 million in the first nine months of 2002 to $5,122 million in the first nine months of 2003. On a year-over-year basis, the increase in our net sales in the first nine months of 2003 was primarily due to our sales volumes as our selling prices declined by approximately 7.2% due to continuing pricing pressure. Other revenues were largely below last year’s level because the contract for co-development services was terminated in December 2002. On a year-over-year basis, net revenues increased by 13.1%, from $4,532 million in the first nine months of 2002 to $5,124 million in the first nine months of 2003.

The Telecommunications, Peripherals and Automotive Groups’ net revenues increased by 7.4% in the first nine months of 2003 compared to the first nine months of 2002, primarily as a result of an increase in volumes and more favorable product mix. Major increases in revenues were in the Telecommunications and Automotive divisions, while the Peripherals division declined. The Discrete and Standard ICs Group’s net revenues increased by 13.8% due to an increase in volumes of Discrete and Transistors. The Memory Products Group’s net revenues increased by 22.7% as a result of a strong increase in volumes and a more favorable product mix, particularly for Flash, Smart card and EEPROM. The Consumer and Microcontroller Groups’ net revenues increased 23.6% mainly due to a strong increase in sales volumes in most of its business units: Set-top Box, Imaging, Display and TV and Microcontrollers, while the DVD business unit registered a decrease in sales. All product groups experienced declines in selling prices, which were particularly strong for memory products.

During the first nine months of 2003, we maintained our focus on differentiated ICs, which accounted for 69.3% of our net revenues, compared to 69.7% in the first nine months of 2002. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for 50.0% of our net revenues in the first nine months of 2003, compared to 52.9% in the first nine months of 2002, while discrete devices accounted for 12.7% of our net revenues in the first nine months of 2003, compared to 12.0% in the first nine months of 2002.

In the first nine months of 2003, 45.3% of our revenues came from customers originating in Europe; 28.6% from North America; 15.7% from Asia/Pacific; 7.0% from Japan; and 3.4% from Emerging Markets. Customers originating in Europe, Asia/Pacific and Emerging Markets regions posted higher year-over-year revenue gains, with increases of 2.6%, and 2.3% and 0.5% respectively. Japan decreased by 0.9%, while North America registered a 4.5% decrease. By location of order shipment, 44.0% of our first nine months of 2003 revenues came from orders shipped to Asia/Pacific; 28.4% to Europe; 13.6% to North America; 9.3% to Emerging Markets; and 4.7% to Japan. For the first nine months of 2003, we had several large customers, with the largest one, the Nokia Group of companies, accounting for 17.9% of our revenues. Our top ten customers accounted for approximately 48.8% of our net revenues during the first nine months of 2003.

Gross profit. Our gross profit increased by 10.3% in the first nine months of 2003, from $1,637 million in the first nine months of 2002 to $1,806 million in the first nine months of 2003. As a percentage of net revenues, gross profit decreased from 36.1% in the first nine months of 2002 to 35.2% in the first nine months of 2003. This decrease was mainly due to the decline in average selling prices and to the negative impact of the decline in the U.S. dollar, which were not offset by the increase in our net sales and the improvement in our manufacturing performance. The impact of changes in foreign exchange rates on gross profit for the first nine months of 2003 compared to the first nine months of 2003 was estimated to be negative, since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 20.0% from $464 million in the first nine months of 2002 to $557 million in the first nine months of 2003. This increase was largely due to the decline in value of the U.S. dollar. In the first nine months of the year, we maintained our cost-control programs initiated in 2001 and further developed during 2002 and 2003. As a percentage of net revenues, selling, general and administrative expenses slightly increased from 10.2% in the first nine months of 2002 to 10.9% in the first nine months of 2003.

Research and development expenses. Research and development expenses increased 19.4%, from $740 million in the first nine months of 2002 to $883 million in the first nine months of 2003. This increase resulted primarily from the impact of the decline in value of the U.S. dollar and to greater spending on product design and technology for our core activities, new projects to increase our activities in new emerging markets and as a result of the recent acquisitions. We continued to invest heavily in research and development during the first nine months of 2003, and we increased our research and development staff by approximately 760 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 16.3% in the first nine months of 2002 to 17.2% in the first nine months of 2003.

Other income and expenses, net. Other income and expenses, net, include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the first nine months of 2003, the net effect of these items resulted in income of $8 million compared to an expense of $11 million in the first nine months of 2002. This increase in income was primarily due to, among several miscellaneous items, lower start-up costs in Italy and Singapore, and higher research and development funding. The main items included in this line were income of $50 million for research and development funding, expense of $37 million for start-up costs, mainly for our new 300mm fabs in Crolles2 and Catania M6 and an expense of $5 million related to other miscellaneous expenses. Funding in the equivalent 2002 period was approximately $42 million, start-up costs in 2002 were approximately $46 million and were mainly related to manufacturing activities in our 200mm fabs in Singapore, in Italy and in France, and other miscellaneous expenses were $7 million.

Impairment, restructuring charges and other related closure costs. In the first nine months of 2003, impairment, restructuring charges and other related closure costs were $193 million, the amount booked in the third quarter of 2003 on a pre-tax basis relating mainly to our 150mm fab restructuring plan (see “Business Outlook”), while in the first nine months of 2002 we recorded a charge of $30 million, mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada and Rancho Bernardo, California.

Operating income. Operating income decreased significantly from $392 million in the first nine months of 2002 to $181 million in the first nine of 2003, primarily as a result of the $193 million charge incurred in the third quarter of 2003 for impairment, restructuring charges and other related closure costs. Excluding these charges, operating income would have been $374 million, still slightly below the $422 million for the same 2002 period (see Supplemental Disclosures Regarding non-GAAP Income Information (unaudited)), due to the impact of declining selling prices and to the significant decline of U.S. dollar exchange rate against the euro and other currencies. The impact of changes in foreign exchange rates on operating income in the first nine months of 2003 compared to the first nine months of 2002 was estimated to be substantially unfavorable because the depreciation of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and the currency impact on these costs was higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the first nine months of 2003, operating income in our Telecommunications, Peripherals and Automotive Groups decreased to $395 million from $434 million in the first nine months of 2002. Operating income in our Discrete and Standard ICs Group decreased to $90 million in the first nine months of 2003 from $99 million in the first nine months of 2002, and operating income in our Consumer and Microcontroller Groups increased to $49 million in the first nine months of 2003 from $36 million in the first nine months of 2002, while the Memory Product Group registered an operating loss of $47 million in the first nine months of 2003 compared to an operating loss of $4 million in the first nine months of 2002. Deterioration of operating results was mainly due to a decline in average selling prices caused by difficult market conditions, particularly in standard products and by the negative impact on cost of sales and operating expenses of the decline in the U.S. dollar.

Interest expense, net. Interest expense, net decreased from $52 million in the first nine months of 2002 to $45 million in the first nine months of 2003 due to the decrease in interest expense from $88 million in the first nine months of 2002 to $72 million in the first nine months of 2003 because of the repurchase in the first nine months of 2003 of approximately 73.77% of the total amount originally issued of our 2010 bonds yielding a 3.75% interest rate and of the new 2013 bonds offering completed in the third quarter of 2003 yielding a 0.5% negative rate. Interest income on our available cash also decreased due to the sharp decline in U.S. dollar denominated interest rates.

Equity in loss of joint venture. During the first nine months of 2003, we posted a loss of $1 million, while in the first nine months of 2002 we incurred a net loss of $11 million on our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. in 2001. In the third quarter of 2003, we booked a $3 million charge as impairment related to our commitments for future capital increases.

Loss on extinguishment of convertible debt. In the first nine months of 2003, we registered a non-operating pre-tax charge of $37 million related to the repurchase of approximately $1,583 million of the aggregate principal amount at maturity of our 2010 bonds. This charge included $29 million which was the price paid in excess of the 2010 bonds’ accreted value and a non-cash write-off of $8 million in related capitalized offering expenses.

Income tax expense. Income tax in the first nine months 2003 resulted in a tax benefit of $14 million due to the impact of the impairment, restructuring charges and other related closure costs, which were mainly recorded in high tax rate areas. In the first nine months of 2002, income tax expense was $58 million. Excluding the impact of the impairment, restructuring charges and other related closure costs, the effective tax rate in the first nine months of 2003 was 17.0% basically equivalent to the 17.6% in the same period of 2002.

Net income. For the first nine months of 2003, we reported net income of $109 million significantly decreasing from net income of $269 million for the first nine months of 2002. The significant reduction in net income resulted from the decline in operating income due to impairment, restructuring charges and other related closure costs in the amount of $193 million pre-tax ($130 million after-tax); the loss on extinguishment of convertible debt in the amount of $37 million pre-tax ($36 million after-tax) and the effects of declining selling prices and the significant decline in value of the U.S. dollar against the euro and other currencies. Basic and diluted earnings per share for the first nine months of 2003 were $0.12, compared to basic and diluted earnings of $0.30 per share for the first nine months of 2002. Excluding the impact of impairment, restructuring charges and other related closure costs, and the loss on extinguishment of convertible debt, net of their tax impact, net earnings and EPS were $275 million, or $0.29 per diluted share for the first nine months of 2003, and $295 million, or $0.33 per diluted share for the first nine months of 2002 (see Supplemental Disclosures Regarding non-GAAP Income Information (unaudited)).

Supplemental Disclosures Regarding non-GAAP Income Information (Unaudited)

The following tables set forth our operating income and net income before impairment, restructuring charges and other related closure costs and loss on extinguishment of convertible debt for the three and nine months ended September 27, 2003 and September 28, 2002. We believe these tables provide useful information which helps investors understand and compare our operating results in the periods under review.

The operating income and net income before impairment, restructuring charges and other related closure costs and loss on extinguishment of convertible debt are determined as follows from our unaudited interim consolidated statements of income.

The table below sets forth the reconciliation between our operating income (loss) on a GAAP basis and as adjusted:

	Three months ended		Nine months ended
	September 28	September 27	September 28	September 27
	2002	2003	2002	2003
	(in millions, unaudited)
Operating income (loss), as reported	185	(64)	392	181
Impairment, restructuring charges and other related closure costs	11	193	30	193

Operating income, as adjusted	196	129	422	374

The table below sets forth the reconciliation between our net income (loss) and earnings per share on a GAAP basis and as adjusted:

	Three months ended		Nine months ended
	September 28	September 27	September 28	September 27
	2002	2003	2002	2003
	(in millions, unaudited)
Net income (loss), as reported	$131	$(50)	$269	$109
EPS basic, as reported	0.15	(0.06)	0.30	0.12
EPS diluted, as reported	0.15	(0.06)	0.30	0.12
Impairment, restructuring charges and other related closure costs	11	193	30	193
Loss on extinguishment of convertible debt	—	22	—	37
Income tax effect	(1)	(64)	(4)	(64)

Net income, as adjusted	$141	$101	$295	$275
EPS basic, as adjusted	0.16	0.11	0.33	0.31
EPS diluted, as adjusted	0.16	0.11	0.33	0.29

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

Historically, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. Revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar, however, are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currency areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2003, the U.S. dollar has significantly declined in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Unaudited Interim Statements of Income for the first nine months of 2003 include income and expense items translated at the average exchange rate for the period. The average rate of the euro to the U.S. dollar was €1 for $1.12 in the third quarter of 2003. A continuation in the decline of the U.S. dollar compared to the other major currencies, which affect our operations, would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. However, there is no guarantee that we will be capable of reaching a complete balance, and, consequently, our result of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. The introduction of the euro effective January 1, 1999 has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At September 27, 2003, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euro and in Singapore dollars.

For a more detailed discussion, see “Risk Factors—Risks Factors related to our operations—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth from time to time in our SEC filings, including in our Form 20-F, and as most recently updated in our Current Report on Form 6-K dated August 1, 2003.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. All of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A-” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. See “—Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F.

At September 27, 2003, cash and cash equivalents totaled $1,628 million, compared to $2,562 million at December 31, 2002, and marketable securities totaled $1,103 million at September 27, 2003, compared to $2 million at December 31, 2002. In the first nine months of 2003, we invested $1,101 million of existing cash in credit-linked deposits or similar instruments issued by several primary banks to maximize the return on available cash. These credit-linked instruments have returns that depend on credit events of certain underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-”; and in our convertible bonds (for an amount of $60 million). With our convertible bonds included in the underlying debt of the credit-linked deposits, preferential credit protection is being offered to a financial institution in the event we default on repayment of our outstanding convertible bonds. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments which is scheduled to occur before year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Liquidity

Net cash from operating activities. The major source of cash during the first nine months of 2003 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $1,142 million in the first nine months of 2003, compared to $1,154 million in the first nine months of 2002.

Net cash from net income, adjusted for non-cash items, was $1,528 million in the first nine months of 2003, an increase of approximately 8.8% from $1,405 million in the first nine months of 2002, mainly due to the increase in net income, adjusted for impairment, restructuring charges and other related closure costs and in depreciation and amortization in the first nine months of 2003.

Changes in our operating assets and liabilities resulted in net cash used of $386 million in the first nine months of 2003, compared to net cash used of $251 million in the first nine months of 2002. In the first nine months of 2003, the increase in our trade accounts receivable used net cash of $180 million, while it used net cash of $74 million in the first nine months of 2002. As of September 27, 2003 no trade receivables had been sold to financial institutions. Our higher levels of inventory used net cash of $120 million in the first nine months of 2003, while in the first nine months of 2002 inventory used net cash of $65 million. The inventory increase in the first nine months of 2003 was higher than the increase in the first nine months of 2002 since our manufacturing plants, mainly front-end, were operating almost at full capacity during the first half of 2003. On the contrary, in the first half of 2002, some of our fabs were operating below their capacity. Finally, our trade payables and other assets and liabilities used $86 million in cash in the first nine months of 2003, compared to $112 million used in the first nine months of 2002, mainly due to the increase of our trade payables.

Net cash used in investing activities. Net cash used in investing activities was $2,088 million in the first nine months of 2003, compared to $2,312 million in the first nine months of 2002. The purchase of marketable securities, as short-term investments, was the major use of cash in investing activities and accounted for $1,101 million in the first nine months of 2003 and $1,200 million in the first nine months of 2002. Excluding marketable securities, cash used in investing activities was $987 million in the first nine months of 2003, lower than the $1,112 million cash used in investing activities in the first nine months of 2002. Payment for the purchase of tangible assets was $815 million for the first nine months of 2003, an increase over the $770 million in the first nine months of 2002. In the first nine months of 2003, cash used for investments in intangible and financial assets and payments for acquisitions was $172 million, of which $135 million related to the acquisition of the activities of PWI, Tioga and Incard, while it was $343 million in the first nine months of 2002, mainly representing the acquisition of Alcatel Microelectronics.

Free cash flow. We define free cash flow as net cash from operating activities minus net cash used in investing activities excluding payment for purchase and proceeds from the sale of marketable securities. We believe free cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flows:

	Nine Months Ended
	September 28 2002	September 27 2003
	(in millions, unaudited)
Net cash from net income, adjusted for non-cash items	$1,405	$1,528
Changes in assets and liabilities, net	(251)	(386)

Net cash from operating activities	1,154	1,142
Net cash used in investing activities	(2,312)	(2,088)
Payment for purchase and proceeds from sale of marketable securities	1,199	1,101

Free cash flow	$41	$155

We generated free cash flow of $155 million in the first nine months of 2003, compared to free cash flow of $41 million in the first nine months of 2002. This improvement resulted mainly from the reduction of net cash used in investing activities.

Net cash from (used in) financing activities. Net cash from financing activities was $6 million in the first nine months of 2003 while net cash used in financing activities was $223 million in the first nine months of 2002. During the first nine months of 2003, the cash used for the repayment of long-term debt was $1,311 million. In the first nine months of 2003, we repurchased approximately $1,583 million aggregate principal amount at maturity of our 2010 bonds, for a total cash amount of approximately $1,233 million, representing approximately 73.77% of the total amount initially issued. These bonds have been cancelled and would have been convertible into 14,753,364 shares. During the first nine months of 2003, we received proceeds from issuance of long-term debt of $1,386 million related to the offering of our 2013 bonds.

Capital Resources

Net financial position. We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it measures our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Audited Consolidated Balance Sheet as at December 31, 2002 and our Unaudited Interim Consolidated Balance Sheet as at September 27, 2003:

	As at
	December 31, 2002	September 27, 2003
	(unaudited)	(audited)
	(in millions)
Cash and cash equivalents	$2,562	$1,628
Marketable securities	2	1,103

Total cash position	2,564	2,731
Bank overdrafts	(19)	(5)
Current portion of long-term debt	(146)	(133)
Long-term debt	(2,797)	(3,001)

Total financial debt	(2,962)	(3,139)

Net financial position	$(398)	$(408)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of September 27, 2003 was negative in the amount of $408 million, equivalent to the net negative financial position of $398 million as of December 31, 2002. This balanced net financial position reflects the $155 million favorable free cash flow net of the $71 million dividend payment, the $37 million convertible repurchase and the negative impact of exchange rate variations on the debt. The repurchase of approximately 73.77% of our 2010 bonds did not have any material effect on our net financial position since the use of cash was almost totally offset by the decrease in debt.

At September 27, 2003, the aggregate amount of our long-term debt was approximately $3,001 million, of which $794 million consisted of Zero Coupon Subordinated Convertible Liquid Yield Option™ Notes due 2009 (our “2009 bonds”), $432 million of Zero Coupon Senior Convertible Bonds due 2010 (our “2010 bonds”) and $1,399 million of Zero Coupon Senior Convertible Bonds due 2013 (our “2013 bonds”). Additionally, the aggregate amount of our short-term credit facilities was approximately $1,130 million, under which approximately $1,125 million of indebtedness was outstanding.

As of the end of the first nine months of 2003, we currently have the following credit ratings on our remaining convertible debt:

	Moody’s Investors Service	Standard & Poor’s
LYONs due 2009	Baa1	BBB+
Zero Coupon Senior Convertible Bonds due 2010	A3	A-
Zero Coupon Senior Coupon Convertible Bonds due 2013	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Commitments and Contingencies

Our commitments as of September 27, 2003 were as follows:

	Payments due by period
	Total	2003	2004	2005	2006	2007	Thereafter
	(in millions of U.S. dollars)
Operating leases(1)	161	6	23	20	16	14	82
Purchase commitments(2)	891	599	204	71	17	—	—
Contingent obligations(3)	10	0	2	1	3	4	—

	1,062	605	229	92	36	18	82

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations relate to an additional possible contractual amount which could be paid for a future capital increase in the joint venture with Hitachi, Ltd. and the business related consideration relating to Proton World International acquisition.

Contractual Obligations

Our contractual obligations as of September 27, 2003 were as follows:

As of September 27, 2003
(in millions of U.S. dollars)
Capital leases	33
Minimum payments for future leases (from 2003 to 2007 and thereafter)	161
Equipment purchase	542
Foundry purchase	162
Software, technology licenses and design	187
Other obligations	6

Total	1,091

Financial Outlook

We currently expect that capital spending for the full year 2003 will be approximately $1.2 billion, an increase compared to the 2002 level. As of September, 27 2003, we had $542 million in outstanding commitments for purchases of equipment for delivery in 2003 and 2004. The most significant of our 2003 capital expenditure projects are expected to be (i) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the start-up of the 300mm pilot line in Crolles (France); (ii) the expansion of our 200mm and 150mm front-end facilities in Singapore; (iii) the expansion of the 200mm front-end plant in Rousset (France); (iv) the construction of the building for our 300mm wafer volume manufacturing fabrication facility in Catania (Italy); (v) the upgrading of the 200mm front-end facility in Agrate (Italy); and (vi) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. Our 2004 capital expenditures will increase to an estimated $1.6 billion although we have the flexibility to modulate our investments to changes in market conditions. Over 50% of the planned 2004 capital expenditures will be allocated to strategic research and development programs and leading-edge technologies. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

In addition, pursuant to the terms of the 2009 and 2010 bonds, we have agreed to purchase, at the option of the holder, any outstanding 2009 bond for cash or shares on September 22, 2004 and any outstanding 2010 bond for cash on January 17, 2005. At September 27, 2003,

$794 million was outstanding under our 2009 bonds and $432 million was outstanding under our 2010 bonds. During the first nine months of 2003, we did not repurchase any of our common shares. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2003.

Impact of Recently Issued U.S. Accounting Standards

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123 (“FAS 148”). This statement provides alternative transition methods for voluntary changes to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the interim required disclosures will be significantly similar to the annual disclosures. The transitional provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 15, 2002. We incorporated the required disclosures in the Notes to our Interim Consolidated Financial Statements included elsewhere in this Form 6-K.

On January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 are effective by June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. We adopted FIN 46 and identified the following VIEs under the existing contracts:

•	a joint venture established with Dai Nippon for the development and production of photomask in which we have a 19% ownership; and

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where we own 44% and have commitments for future capital increases.

We have determined that we are not the primary beneficiary of the VIEs and we continue to account for the investments under the cost and equity method, respectively.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard covers a limited number of instruments that are to be classified as liabilities.

FAS 150 requires issuers to classify as liabilities the following types of “freestanding” financial instruments:

•	mandatorily redeemable financial instruments

•	obligations to repurchase the issuer’s equity shares by transferring assets

•	certain obligations to issue a variable number of shares

FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. We adopted FAS 150 in the second quarter of 2003, and determined that it has no material effect on our financial position or results of operations.

Backlog and Customers

Our backlog decreased steadily in 2001 from the levels of 2000, reflecting the industry downturn. Our backlog increased in 2002, in line with the progressive recovery of the semiconductor industry, driven mainly by increased sales volumes that are partially offset by low selling prices. Our new order booking rate (including new frame orders) was particularly strong in the first part of 2002, and was coupled with a cycle of inventory replenishment by the electronics industry that followed a significant reduction in demand in 2001. During the first nine months of 2003, bookings were higher than the first nine months of 2002. At September 27, 2003, our total backlog (including frame orders) was approximately 11.9% higher than it was at September 28, 2002. In difficult market conditions, customers tend to order products for immediate delivery, which leads us to build up inventory of key products in anticipation of orders and lowers our backlog.

During the first nine months of 2003, we had several large customers, with the Nokia group of companies being the largest and accounting for 17.9% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 81.8% of our net revenues, of which the top-ten OEM customers accounted for 46.7%. Distributors accounted for 18.2% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of September 27, 2003:

Year	Transaction	Number of shares	Nominal value (euro)	Cumulative amount of capital (euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital	Amount of issue premium (euro)	Cumulative— issue premium (euro)
December 31, 2002	Exercise of options and employee stock purchases and conversion of Convertible Bonds	1,824,373	1.04	936,960,496	900,923,554	1,897,348	27,614,931	1,675,783,751
September 27, 2003	Exercise of options and employee stock purchases	1,211,919	1.04	938,220,892	902,135,473	1,260,396	13,337,520	1,689,121,271

The following table summarizes the amount of common shares authorized to be granted, exercised, cancelled and outstanding as of September 27, 2003:

	1995 Plan	2001 Plan	Supervisory Board Plans	Total
Remaining amount authorized to be granted	0	26,140,642	132,000	26,272,642
Amount exercised	6,667,112	0	199,000	6,866,112
Amount cancelled	1,959,586	1,331,845	159,000	3,450,431
Amount outstanding	22,935,243	33,859,358	729,500	57,524,101

Disclosure Controls and Procedures

As of the end of the period ending September 27, 2003, our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in the “Overview—Business Outlook” and in the “Liquidity and Capital Resources—Financial Outlook” that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Risks and uncertainties could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	The demand for semiconductor products in the key application markets served by our products

•	The state of the world and regional economies, as well as the levels of corporate spending worldwide

•	The intensively competitive and cyclical nature of the semiconductor industry, and our ability to compete in products and prices in such an environment

•	Our timely implementation of new manufacturing technologies and the necessary installation of required productive equipment as well as the continued existence of excess manufacturing capacity for products with the products we manufacture

•	Our ability to develop, manufacture and market innovative products in a rapidly changing technological environment

•	International events which affect the economic, social, political and health conditions in the countries in which we and our key customers operate

•	Fluctuations in the exchange rates between the U.S. dollar and the euro, and the U.S. dollar and the currencies of the other major countries in which we operate

•	Order cancellations or postponements from key customers

•	The anticipated benefits of research and development alliances and cooperative activities

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Form 20-F and as updated from time to time in our SEC filings, most recently in our Current Report on Form 6-K dated August 1, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this offering memorandum as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this interim report to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material effect on our business or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In millions of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 28, 2002	September 27, 2003	September 28, 2002	September 27, 2003
Net sales	$1,633	$1,803	$4,499	$5,122
Other revenues	12	—	33	2

Net revenues	1645	1,803	4,532	5,124
Cost of sales	(1,036)	(1,171)	(2,895)	(3,318)

Gross profit	609	632	1,637	1,806
Selling, general and administrative	(163)	(191)	(464)	(557)
Research and development	(258)	(302)	(740)	(883)
Other income and expenses, net	8	(10)	(11)	8
Impairment, restructuring charges and other related closure costs	(11)	(193)	(30)	(193)

Operating income (loss)	185	(64)	392	181
Interest expense, net	(20)	(12)	(52)	(45)
Equity in loss of joint venture	(4)	—	(11)	(1)
Loss on extinguishment of convertible debt	—	(22)	—	(37)

Income (loss) before income taxes and minority interests	161	(98)	329	98
Income tax expense	(29)	49	(58)	14

Income (loss) before minority interests	132	(49)	271	112
Minority interests	(1)	(1)	(2)	(3)

Net income (loss)	$131	$(50)	$269	$109

Earnings (loss) per share (basic)	$0.15	$(0.06)	$0.30	$0.12

Earnings (loss) per share (diluted)	$0.15	$(0.06)	$0.30	$0.12

Number of weighted average shares used in calculating diluted earnings per share (in millions)	890.3	888.3	893.9	934.9

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	As of
	December 31, 2002	September 27, 2003
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,562	$1,628
Marketable securities	2	1,103
Trade accounts receivable	1,095	1,306
Inventories	930	1,114
Deferred tax assets	35	97
Other receivables and assets	567	650

Total current assets	5,191	5,898
Goodwill	159	228
Other intangible assets, net	311	317
Property, plant and equipment, net	6,220	6,126
Long-term deferred tax assets	28	34
Investments and other non-current assets	95	96

	6,813	6,801
Total assets	$12,004	$12,699

Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdrafts	$19	$5
Current portion of long-term debt	146	133
Trade accounts payable	912	1,003
Other payables and accrued liabilities	606	568
Deferred tax liabilities	6	2
Accrued income tax	184	142

Total current liabilities	$1,873	$1,853
Long-term debt	2,797	3,001
Reserves for pension and termination indemnities	173	212
Long-term deferred tax liabilities	86	90
Other non-current liabilities	39	40

	3,095	3,343
Total liabilities	$4,968	$5,196
Commitments and contingencies
Minority interests	42	45
Common stock	1,144	1,145
• Preferred stock: 540,000,000 shares authorized, not issued
• Common stock: Euro 1.04 nominal value; 1,200,000,000 shares authorized; 902,135,473 shares issued; 888,735,473 shares outstanding
Capital surplus	1,864	1,879
Accumulated result	4,592	4,630
Accumulated other comprehensive (loss) income	(258)	152
Treasury stock	(348)	(348)

Shareholders’ equity	6,994	7,458
Total liabilities and shareholders’ equity	$12,004	$12,699

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 28, 2002	September 27, 2003
	(unaudited)	(unaudited)
	(in millions of U.S. dollars)
Cash flows from operating activities:
Net income	$269	$109
Add (deduct) non-cash items:
Depreciation and amortization	1,014	1,176
Amortization of discount on convertible debt	65	56
Loss on extinguishment of convertible debt	—	37
Gain on the sale of marketable securities	(1)	—
Other non-cash items	34	21
Minority interest in net income of subsidiaries	2	3
Deferred income tax	4	(68)
Equity in loss of joint venture	11	1
Impairment, restructuring charges and other related closure costs	7	193
Changes in assets and liabilities:
Trade receivables	(74)	(180)
Inventories	(65)	(120)
Trade payables	(45)	79
Other assets and liabilities, net	(67)	(165)

Net cash from operating activities	1,154	1,142
Cash flows from investing activities:
Payment for purchase of tangible assets	(770)	(815)
Payment for purchase of marketable securities	(1,200)	(1,101)
Proceeds from the sale of marketable securities	1	—
Investment in intangible and financial assets	(34)	(37)
Payment for acquisitions, net of cash received	(309)	(135)

Net cash used in investing activities	(2,312)	(2,088)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	68	1,386
Repayment of long-term debt	(134)	(1,311)
Decrease in short-term facilities	(17)	(14)
Capital increase	12	16
Payments to acquire treasury stock	(115)	—
Dividends paid	(36)	(71)
Other financing activities	(1)	—
Net cash from (used in) financing activities	(223)	6

Effect of changes in exchange rates	9	6

Net cash decrease	(1,372)	(934)

Cash and cash equivalents at beginning of period	2,439	2,562
Cash and cash equivalents at end of period	$1,067	$1,628

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Description of Business

STMicroelectronics N.V. (the “Company”) is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“Ics”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (“DMOS”)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “system-on-a-chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a 13-week basis. In 2003, the Company’s first quarter ended on March 29, its second quarter on June 28, its third quarter on September 27 and its fourth quarter will end on December 31.

Basis of Presentation

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2002. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

Certain prior year amounts have been reclassified to conform to the current year presentation. The interim financial statements should be read in conjunction with the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates the estimates and assumptions related to sales returns and allowances, allowances for doubtful accounts, inventory reserve, warranty reserves, goodwill and purchased intangible asset valuations, investments, restructuring costs, impairment of tangible and intangible assets, deferred income tax asset valuation allowances, litigation and other contingencies. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company may differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be affected.

Recent Accounting Pronouncements

In January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 were effective on June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. The Company adopted FIN 46 and identified the following VIEs under the existing contracts:

•	a joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% stake, and

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where we own 44% and have commitments for future capital increases.

The Company has determined that it is not the primary beneficiary of the VIEs and continues to account for the investments under the cost and equity method, respectively.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard covers a limited number of instruments that are to be classified as liabilities.

FAS 150 requires issuers to classify as liabilities the following types of “freestanding” financial instruments:

•	mandatorily redeemable financial instruments

•	obligations to repurchase the issuer’s equity shares by transferring assets

•	certain obligations to issue a variable number of shares

FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted FAS 150 in the second quarter of 2003, and determined that it has no material effect on its financial position or results of operations.

Business combinations

On June 26, 2002 the Company acquired Alcatel Microelectronics, part of the Alcatel Group, which was manufacturing and marketing semiconductor integrated circuits. Concurrently, the Company sold the acquired mixed-signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics net of the proceeds of $61 million from the resale to AMI and purchase price adjustments recorded in the following quarters was $306 million, which was fully paid as of December 31, 2002. The acquisition was conducted to further develop the Company’s strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 million for core technologies, $58 million for a supply contract signed with the Alcatel Group and $92 million as goodwill. The core technologies and supply contract have average useful lives of four years. The Company also recorded a charge of $8 million in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility and had no other alternative future use. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company, based on management’s best knowledge of the acquired company and the industry.

During the second quarter 2003 the Company purchased Proton World International N.V. (“PWI”), Tioga Technologies Ltd. and Incard S.p.A.

On April 24, 2003 the Company completed the acquisition of PWI, a company established in Belgium, a leading Smart card software company specialized in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay these contingent amounts is not beyond a reasonable doubt, and therefore no amount has been recorded as of September 27, 2003. The acquisition was conducted to significantly extend the Company’s know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $6 million, intangible assets of $8 million for core technologies, $1 million for customers’ relationships, $1 million for trademarks and $34 million for goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationship of four years and the trademarks of one year.

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million, intangible assets of $8 million for core technologies and $6 million for goodwill. The core technologies have an estimated useful life of five years.

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company’s know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in price reduction of approximately $7 million. Purchase price allocation resulted in the booking of $33 million of tangible and current assets net of assumed liabilities, intangible assets of $15 million for core technologies, $4 million for customers’ relationships, $3 million for trademarks and $29 million for goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationships of four years and the trademarks of three years.

For PWI and Incard, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company believes to reflect the fair market value. Such assumptions may be revised, as the Company acquires further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2002. The first nine months of 2002 have been adjusted to incorporate the results of Alcatel Microelectronics beginning on January 1, 2002. Additionally, pro forma information below assumes that PWI and Tioga, both acquired in April 2003, and Incard, acquired in June 2003, had been acquired at the beginning of 2003. The first nine months of 2003 and 2002 have been adjusted to incorporate the results of PWI, Tioga and Incard beginning on January 1, 2003 and 2002 respectively. Such information is presented by the Company based on its best knowledge of the acquired companies. This is presented for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.

Pro forma Statements of Income	Three Months ended		Nine Months ended
(In millions of U.S. dollars, except per share amounts)	September 28, 2002	September 27, 2003	September 28, 2002	September 27, 2003
	(unaudited)
Net revenues	1,659	1,803	4,609	5,162
Gross profit	612	632	1,661	1,822
Operating expenses	(430)	(696)	(1,291)	(1,635)
Operating profit (loss)	182	(64)	370	187
Net income (loss)	130	(50)	255	120
Earnings (loss) per share (basic)	0.15	(0.06)	0.29	0.14
Earnings (loss) per share (diluted)	0.15	(0.06)	0.29	0.13

As reported Statements of Income	Three Months ended		Nine Months ended
(In millions of U.S. dollars, except per share amounts)	September 28, 2002	September 27, 2003	September 28, 2002	September 27, 2003
	(unaudited)
Net revenues	1,645	1,803	4,532	5,124
Gross profit	609	632	1,637	1,806
Operating expenses	(424)	(696)	(1,245)	(1,625)
Operating profit (loss)	185	(64)	392	181
Net income (loss)	131	(50)	269	109
Earnings (loss) per share (basic)	0.15	(0.06)	0.30	0.12
Earnings (loss) per share (diluted)	0.15	(0.06)	0.30	0.12

Other income and expenses, net

Other income and expenses, net consist of the following:

(In millions of U.S. dollars)	Three months ended		Nine months ended
	September 28,	September 28,	September 28,	September 27,
	2002	2003	2002	2003
	(unaudited)
Research and development funding	19	16	42	50
Start-up costs	(8)	(17)	(46)	(37)
Exchange gain, net	7	(3)	15	9
Patent litigations	(3)	(4)	(7)	(9)
Other	(7)	(2)	(15)	(5)

Total	8	(10)	(11)	8

Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, the Company finalized a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. As a result of this decision, the Company incurred impairment, restructuring charges and other related closure costs as follows:

	Three months ended September 27, 2003
In millions of U.S. dollars	(unaudited)
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
150mm fab operations	(140)	(30)	—	(170)
Back-end operations	(8)	(2)	—	(10)
Intangible assets and investments	(6)	—	—	(6)
Other	—	(7)	—	(7)

Total	(154)	(39)	—	(193)

The 150mm restructuring plan focuses on cost reduction by either migrating a large part of European and U.S. 150mm production to Singapore or by upgrading production to a finer geometry 200mm wafer fab. The plan includes the discontinuation of the production of Rennes (France); the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy); the downsize by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This plan also includes the finalization of the sale of the facility in Rancho

Bernardo, California. In the third quarter of 2003, for this 150mm restructuring plan, the Company recorded impairment charges of $140 million and accrued for workforce termination benefits costs of $30 million relating to on-going termination benefits.

In addition, in the third quarter of 2003, the Company has partially finalized a plan for its back-end operations. For this plan, the Company recorded $8 million in impairment charges and an accrual of $2 million for workforce reduction.

The fair value for tangible and intangible assets was determined using the discounted expected future cash flow model. Quoted real estate appraisals were used in determining fair market value of the office space and property affected in the plan.

The total cost of these restructuring actions for front-end and back-end is estimated to be approximately $350 million pre-tax (or $240 million after-tax). The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In the third quarter of 2003, the Company registered an impairment charge of $3 million relating to certain intangible assets subject to amortization and $3 million for contractually committed future capital contributions to SuperH Inc, the joint venture it formed with Hitachi Ltd. in 2001. Additionally, some other charges have been recorded for voluntary termination benefits for $3 million in France and other related closure costs mainly for contract terminations in the United States amounting to $3 million.

Interest Expense, net

Interest expense, net consist of the following:

(In millions of U.S. dollars)	Three months ended		Nine months ended
	September 28,	September 27,	September 28,	September 27,
	2002	2003	2002	2003
	(unaudited)
Income	11	8	36	27
Expenses	(31)	(20)	(88)	(72)

Total	(20)	(12)	(52)	(45)

Equity in Loss of Joint Venture

During the third quarter of 2001, the Company and Renesas Technology Corp. (previously known as Hitachi Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Hitachi, Ltd contributed $37 million of cash partially used to purchase internally developed technologies from Hitachi, for a 56% interest.

During 2002, the Company contributed $5 million in cash to the SuperH joint venture. As a result of deteriorating market conditions and the inability of SuperH to meet its projected business plan objectives, at December 31, 2002, the Company wrote off the $4 million remaining book value of its investment in SuperH, Inc. and provisioned an additional $3 million for a capital contribution that the Company was committed to and did make in the first quarter of 2003. During the second quarter of 2003, the Company made an additional capital contribution of $1 million. As of September 27, 2003, the Company continues to maintain its 44% ownership of the joint venture. In October 2003, the Company contributed an additional $1 million.

The Company is accounting for its share in SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At September 27, 2003, the accumulated losses of the joint venture exceeded the Company’s total investment, and the investment was shown at zero carrying value.

During the third quarter of 2003, the shareholders’ agreement was amended to require the Company to additionally contribute up to $4 million (of which $3 million are probable) instead of $16 million as previously agreed. The Company will make these probable additional capital investments in the fourth quarter of 2003 and the first quarter of 2004. In addition, in case SuperH Inc. cash need through September 2004 will exceed the above target, Renesas and the Company could decide to make upon their 56-44% shareholdings a final capital contribution by an additional amount in no event higher than $3 million overall. Based on the continued inability of the joint venture to meet its projected business plan objectives, the Company has recorded an impairment charge of $3 million in the third quarter of 2003 for these required future capital contributions, which is reflected in the Consolidated Statements of Income as Impairment, Restructuring Charges and Other Related Closure Costs.

Loss on extinguishment of convertible debt

In the first quarter of 2003, the Company repurchased on the market approximately $429 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was approximately $328 million. The repurchased convertible bonds represented an equivalent of 3,996,136 shares. The Company registered in the first quarter of 2003 a non-operating pre-tax charge of $9 million related to the price paid in excess of the repurchased convertible bonds accreted value for an amount of $6 million and the write-off of $3 million related offering expenses.

In the second quarter of 2003, the Company repurchased on the market additional $214 million aggregate principal amount at maturity of its Zero Coupon Senior Convertible Bonds due 2010. The cash amount paid was approximately $167 million. The repurchased convertible bonds represented an equivalent of 1,994,480 shares. The Company registered in the second quarter of 2003 a non-operating pre-tax charge of $6 million related to the price paid in excess of the repurchased 2010 bonds accreted value for an amount of $5 million and the write-off of $1 million related offering expenses.

In the third quarter of 2003, the Company repurchased on the market an additional $940 million aggregate principal amount at maturity of its Zero Coupon Senior Convertible Bonds due 2010. The cash amount paid was approximately $737 million. The repurchased

2010 bonds represented an equivalent of 8,762,748 shares. The Company registered in the third quarter of 2003 a non-operating pre-tax charge of $22 million related to the price paid in excess of the repurchased convertible bonds accreted value for an amount of $18 million and the write-off of $4 million related offering expenses.

Income tax expense

The Company recorded income tax benefit of $49 million and of $14 million for the three and nine months ended September 27, 2003 respectively, and an income tax expense of $29 and $58 million for the three and nine months ended September 28, 2002 respectively. The income tax benefit for 2003 has been originated by the impact of impairment, restructuring charges and other related closure costs, which has been recognized for a value of $63 million. Excluding the impact of these impairment, restructuring charges and other related closure costs, the income tax expense would have been computed according to the estimated annual effective tax rate for 2003 which is approximately 17%.

Impact of Impairment, Restructuring Charges and Other related closure costs and Loss on extinguishment of convertible debt affecting net income

In the reporting periods, the Company incurred special charges related to impairment, restructuring charges and other related closure costs and loss on extinguishment of convertible debt affecting net income.

These charges are reported as follows:

(In millions of U.S. dollars)	Three months ended		Nine months ended
	September 28,	September 27,	September 28,	September 27,
	2002	2003	2002	2003
	(unaudited)
Impairment charges	(9)	(154)	(10)	(154)
Restructuring charges	—	(39)	—	(39)
Other related closure costs	(2)	—	(20)	—
Total impact of impairment, restructuring charges and other related closure costs before tax affecting operating income	(11)	(193)	(30)	(193)
Loss on extinguishment of convertible debt	—	(22)	—	(37)
Income tax benefit	1	64	4	64
Total impact of impairment, restructuring charges and other related closure costs and loss on extinguishment of convertible debt, after tax affecting net income	(10)	(151)	(26)	(166)

Cash Equivalents

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

Marketable Securities

Marketable securities totaled $1,103 million as at September 27, 2003. In the first quarter of 2003 the Company invested $1,100 million of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. No additional investments have been done in the second and third quarters of 2003. These credit-linked deposits are reinvested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-” and in the convertible bonds issued by the Company (for an amount of $60 million). With the convertible bonds included in the underlying debt of the credit-linked deposits, preferential credit protection in being offered to a financial institution in the event of a default by the Company in repaying its outstanding convertible bonds. Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments which is scheduled to occur before the 2003 year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Inventories

Inventories are stated at the lower of cost or market value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Inventories consist of the following:

	As at December 31, 2002	As at September 27, 2003
	(audited)	(unaudited)
	(in millions of U.S. dollars)
Raw materials	$53	$54
Work-in-process	656	773
Finished products	221	287

Total	$930	$1,114

Warranty costs

The Company products typically carry a warranty in case of issue for a certain period of time. The Company provides reserve for estimated product warranty cost based on the Company’s historical experience at the time revenue is recognized and for any known product warranty issues if the loss is probable and can be reasonably estimated.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	As at December 31, 2002	As at September 27, 2003
	(audited)	(unaudited)
	(in millions of U.S. dollars)
Goodwill	$159	$228
Other intangible assets	311	317

Total	$470	$545

As required by FAS 142, which was adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies, licenses purchased from third parties, and capitalized software either purchased from third parties or internally developed, which are amortized over a period ranging from three to seven years.

During the third quarter of 2003, as required by FAS 142, the Company has reviewed its goodwill and indefinite lived intangible assets for impairment and no modification was necessary. The Company has also performed impairment testing on its other intangible assets subject to amortization and an impairment charge of $4 million has been recorded in Impairment, Restructuring Charges and Other Related Closure Costs in the Consolidated Statements of Income.

Long-term Debt

Long-term debt consists of the following:

	As at December 31, 2002	As at September 27, 2003
	(audited)	(unaudited)
	(in millions of U.S. dollars)
STMicroelectronics SA (France)

2.45% (weighted average) bank loans due 2006	$160	$138
0.00% (weighted average) other bank loans	3	1
4.38% (weighted average) capital leases	32	33

STMicroelectronics S.r.l. (Italy)

7.35% bank loan due 2005	3	2
5.35% bank loan due 2006	21	20
0.90% bank loan due 2008	32	35
1.49% (weighted average) bank loans due 2009	19	21
3.43% (weighted average) other bank loans	13	14

STMicroelectronics N.V. (The Netherlands)

2.44% Liquid Yield Option Notes (LYONs) due 2009	780	794
3.75% Convertible bonds due 2010	1,601	432
-0.50% Convertible bonds due 2013	—	1,399

STMicroelectronics PTE (Singapore)

2.43% (weighted average) bank loans due 2007	144	115
2.45% (weighted average) other bank loans	29	57

STMicroelectronics (others)
3.21% (weighted average) other bank loans	106	73

Total long-term debt	$2,943	$3,134
Less current portion	146	133

Total long-term debt, less current portion	$2,797	$3,001

In the third quarter of 2003, the Company issued $1,400 million face value of negative-yield Zero Coupon Senior Convertible Bonds due 2013. The bonds constitute direct, un-subordinated and unsecured obligations, carry a zero coupon and have been issued at a price of 100% and are redeemable at maturity at 95.157% to produce a negative yield to maturity of 0.5% on a semi-annual basis. The bonds are convertible at any time by the holders at the rate of

29.9144 shares of the Company’s common stock for each $1,000 principal amount of the bonds. The holders may redeem their convertible bonds for cash on July 5, 2013 at a price of $951.57 per one thousand dollar face value of the convertible bonds.

Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

	Three Months Ended		Nine Months Ended
	September 28, 2002	September 27, 2003	September 28, 2002	September 27, 2003
	(unaudited)
	(in millions of U.S. dollars, except per share amounts)
Basic EPS:
Net income (loss)	131	(50)	269	109
Weighted average shares outstanding	886	888	888	888
EPS (basic)	0.15	(0.06)	0.30	0.12
Diluted EPS:
Net income (loss)	131	(50)	269	109
Interest expense on convertible debt, net of tax(1)	—	—	—	—
Net income (loss), adjusted	131	(50)	269	109
Weighted average shares outstanding	886	888	888	888
Dilutive effect of stock options	4	—	6	5
Dilutive effect of convertible debt	—	—	—	42
Number of shares used in calculating EPS	890	888	894	935
EPS (diluted)	0.15	(0.06)	0.30	0.12

(1)	Due to the level of net income per share when compared to the interest expense on convertible debt, per share, there was no dilutive effect of convertible debt as of September 28, 2002. Dilutive effect of convertible debt as of September 27, 2003 following the offering of Senior Zero Coupon Convertible Bonds due 2013 is approximately $1 million for each reporting period.

As of September 28, 2002, there were outstanding stock options exercisable into the equivalent of 47,420,635 common shares and the equivalent of 44,134,724 common shares for convertible debt.

As of September 27, 2003, common shares issued were 902,135,473 shares of which 13,400,000 shares are owned by the Company as treasury stock.

As of September 27, 2003, there were outstanding stock options exercisable into the equivalent of 57,524,101 common shares and the equivalent of 71,261,520 common shares for convertible debt.

Fair Value of Stock-based Compensation

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (FAS 148). This statement provides alternative transition methods for voluntary changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (FAS 123) for annual and interim financial statements. Under the statement, the required interim disclosures will be significantly similar to the annual disclosures. The transition provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 31, 2002. The interim disclosure requirements are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

At September 27, 2003, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (EPS) is required by FAS 123 as if the Company had accounted for its stock-based awards to employees under the fair value method (which means to charge income statement for total stock-based employee compensation expense, net of related tax effects). As required by FAS 148, the Company has to disclose the impact on its earnings of the utilization of the fair-value for stock based compensation.

The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

	Three months ended September 28, 2002	Three months ended September 27, 2003	Nine months ended September 28, 2002	Nine months ended September 27, 2003
Expected life (years)	5	5	5	5
Volatility	59%	60%	58%	60%
Risk-free interest rate	3.29%	2.25%	4.56%	2.71%
Dividend yield	0.20%	0.40%	0.13%	0.40%

The weighted average fair value of options granted during the third quarter of 2002 was $10.48. No option was granted in the third quarter of 2003.

The following table illustrates the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of amortizing the fair-value of stock-based compensation over the vesting period.

	Three months ended		Nine months ended
	September 28, 2002	September 27, 2003	September 28, 2002	September 27, 2003
	(unaudited)
Net income (loss), as reported	131	(50)	269	109
Deduct: Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	(51)	(58)	(144)	(166)
Net income (loss), pro forma	80	(108)	125	(57)
Earnings per share:
Basic, as reported	0.15	(0.06)	0.30	0.12
Basic, pro forma	0.09	(0.12)	0.14	(0.06)
Diluted, as reported	0.15	(0.06)	0.30	0.12
Diluted, pro forma	0.09	(0.12)	0.14	(0.06)

Treasury Stock

As of December 31, 2002, the Company had repurchased 13,400,000 shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. The repurchased shares have been designated to fund the Company’s stock-option plans.

During the first nine months of 2003, the Company did not repurchase any of its common shares.

As of September 27, 2003, none of the common shares repurchased in 2001 and 2002 had been transferred to employees under the employee stock option plan.

Dividend

The annual general meeting of shareholders on March 12, 2003 approved a dividend distribution of $0.08 per share. The dividend amount of $71 million was paid in the second quarter of 2003.

Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly revaluates claims to determine whether they need to be readjusted based on the current information available to the Company. The Company will record a provision when it estimates that the claim could successfully be asserted. Changes in evaluations which are adversely determined with respects to the interests of the Company could have a material adverse effect on the results of operations or the financial condition at the time it were to materialize.

Commitments and Contingencies

As of September 27, 2003, the Company’s commitments were as follows:

(In millions of U.S. dollars)	Payments due by period
	Total	2003	2004	2005	2006	2007	Thereafter
Operating leases(1)	161	6	23	20	16	14	82
Purchase commitments(2)	891	599	204	71	17	—	—
Contingent obligations(3)	10	0	2	1	3	4	—

	1,062	605	229	92	36	18	82

(1)	Operating leases are mainly related to building leases.

(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.

(3)	Contingent obligations relate to additional possible contractual amounts which could be paid for a future capital increase in the joint venture with Hitachi, Ltd. and the business related consideration relating to Proton World International acquisition.

The Company’s contractual obligations as of September 27, 2003 were as follows:

As of September 27, 2003
(in millions of U.S. dollars)
Capital lease	$33
Minimum payments for future leases (from 2003 to 2007 and thereafter)	161
Equipment purchase	542
Foundry purchase	162
Software, technology licenses and design	187
Other obligations	6

Total	$1,091

Legal Proceedings

The Company has from time to time received and may in future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. The Company records a provision when it estimates that the claim could be successfully asserted in a court of law and the loss is considered probable. In the event of litigation, which is adversely determined with respect to its interests, or in the event the Company needs to change its evaluation on a potential third-party claim, based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company is involved in various lawsuits, claims, investigations and proceeding incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with various investigations, claims from customers or other party and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company is in discussions with several parties with respect to broad patent cross-licenses for the past and the future (5 years or longer terms). The inability of the Company and a third party to reach an agreement on terms for such a patent cross-license has recently led to a dispute pending before United States courts. During the third quarter of 2003, both companies have agreed to enter into a non-binding mediation process, whereby a neutral expert, jointly selected by the two parties, has been appointed to issue an opinion on validity and infringement of the patents by the two parties. Such opinion is expected to be rendered during the fourth quarter of 2003. The Company currently evaluates that it cannot reasonably estimate any probable loss which could result therefrom. Therefore, the Company has not made any provision as of September 27, 2003 for any contingent loss which it may incur pursuant to such litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Name:	Pasquale Pistorio
Title:	President and Chief Executive Officer

Date: November 6, 2003

EXHIBIT 99.1

STMICROELECTRONICS N.V.

CERTIFICATIONS PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Pasquale Pistorio, certify that:

1. I have reviewed this interim report on Form 6-K of STMicroelectronics N.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. [RESERVED]

c. evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 6, 2003

STMicroelectronics N.V.

By:	/s/ PASQUALE PISTORIO
Name: Pasquale Pistorio
Title: President and Chief Executive Officer

CERTIFICATION

I, Carlo Ferro, certify that:

1. I have reviewed this interim report on Form 6-K of STMicroelectronics N.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. [RESERVED]

c. evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 6, 2003

STMicroelectronics N.V.

By:	/s/ CARLO FERRO
Name: Carlo Ferro
Title: Corporate Vice President and Chief Financial Officer

EXHIBIT 99.2

CERTIFICATION OF PASQUALE PISTORIO, PRESIDENT AND CHIEF EXECUTIVE

OFFICER OF STMICROELECTRONICS N.V. AND CARLO FERRO, CORPORATE

VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF STMICROELECTRONICS

N.V., PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT

TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the current report of STMicroelectronics N.V. (the “Company”) on Form 6-K for the period ending September 27, 2003, as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 6, 2003	By:	/s/ PASQUALE PISTORIO
Name: Pasquale Pistorio
Title: President and Chief Executive Officer

Date: November 6, 2003	By:	/s/ CARLO FERRO
Name: Carlo Ferro
Title: Corporate Vice President and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO STMICROELECTRONICS N.V. AND WILL BE RETAINED BY STMICROELECTRONICS N.V. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.